04035118

RECEIVED
2004 JUL -1 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

24 June 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

dlw 7/2

per

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

Andrew Geddes
Corporate Communications

encls

ventracor

The Alfred — Service and Care

asx announcement

'Artificial heart' Pilot Trial Update

Melbourne, 24 June 2004: Medical investigators today announced the sixth implant of Australia's 'artificial heart' device at The Alfred hospital in Melbourne.

Chief Medical Investigators, Professor Don Esmore and Professor David Kaye, said the operation had gone smoothly and the patient, who was gravely ill and suffering congestive heart failure was now making a good recovery.

"The VentrAssist™ left ventricular assist system (LVAS) is performing as expected," Professor Esmore said.

It is the sixth implant in a Pilot Trial of the VentrAssist™ to test the safety of the device.

Three patients implanted with the VentrAssist™ LVAS have reached nearly 12 months, 10 months and six months since their implants. Two other patients have passed away.

Under the Pilot Trial protocol, patients eligible to be implanted with the VentrAssist™ LVAS are gravely ill, are no longer responding to optimal medical therapy and have no other options available to them.

The results of the Pilot Trial will be based on outcomes from all patients. While individual results are very important, it is the accumulation of all data on the safety of the system that will decide the outcome of the Pilot Trial.

For more information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
02 9406 3086

Trisha Lee
Public Affairs Manager
The Alfred
03 9276 2266